Exhibit 99.3

Description: Athena webcast script

Duration: 20 mins

Note: Each slide is around 2 mins

Slide	Script	Duration
1	Today we would like to present what we believe to be a compelling investment opportunity with AvePoint, the leading Microsoft data management SaaS provider.
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I’m Jeff Epstein, Co-CEO of Apex Technology. I’m the former Chief Financial Officer of Oracle, where I led a finance team of 6,500 people.

Over the past 20 years, I have served on over a dozen technology company Boards, including Booking Holdings, which I joined when it was Priceline and had a $1 billion market capitalization; I retired a year ago after 16 years of service when it had an $80 billion market cap.

I’m the lead director and Chair of the Audit Committee at Twilio, which I joined when the company had a $4 billion market cap and which, today, has over a $40 billion market cap.

My partner Brad Koenig led Goldman Sachs global technology banking team for many years. He and his team led over 100 merger transactions and over 200 initial public offerings.

One of his first projects at Goldman Sachs was working on the Microsoft IPO, which is especially relevant to AvePoint. Brad continues to have close senior level relationships at Microsoft today.

Before partnering with AvePoint, Brad and I met with over 100 companies, venture capital and private equity firms.

We believe we are the ideal partner for AvePoint due to: our many relationships in the capital markets, boardrooms and executive offices of AvePoint’s customers and prospects, our knowledge of enterprise software, and our experience with some of the most effective and efficient leadership teams in the world.

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At the same time, AvePoint is the ideal partner for Apex. Why?

1. First, cloud software. AvePoint is a market leading SaaS company.

2. Second, Leadership. AvePoint has a highly capable, technical leadership team. I believe the best technology companies have technical founders like Jeff Lawson at Twilio, where I’m the lead director, and like TJ Jiang, AvePoint’s CEO. TJ has the same product vision, technical expertise, and entrepreneurial determination I’ve seen in other world-class technology leaders

3. Third: growth – Microsoft Cloud is a tidal wave sweeping through the world’s enterprises. AvePoint is perfectly positioned to take advantage of this trend.

4. Fourth: Product leadership. AvePoint is the clear leader in data management for the Microsoft cloud ecosystem.

5. Fifth: Customers. AvePoint has hundreds of high quality, diversified, referenceable customers, across the Global 1000, the mid-market and small business.

6. Sixth. Compelling financial results and business model. AvePoint is growing 30% per year and with fresh capital from this transaction, AvePoint will invest further in customer success, sales, marketing and product innovation. AvePoint is already profitable and it’s very capital efficient – TJ and his team built a company worth over $1.7 billion today on only $60 million of capital – a 29 times return.

7. Finally, investors in our PIPE have the opportunity to invest at a significant discount to AvePoint’s high quality/high growth software peers.

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To summarize the transaction, AvePoint and Apex will combine to create a $2 billion market cap publicly listed company including the value of our cash and AvePoint will trade under the ticker, “AVPT”

The transaction implies an enterprise value of 9.0x 2021 revenue

The transaction will be funded by a combination of approximately $352 million of cash in trust and a committed PIPE of $140 million from a group of highly respected institutional investors

Existing AvePoint shareholders will maintain majority ownership with over 70% ownership of the pro forma company

Upon closing of the merger, AvePoint co-founder and CEO TJ Jiang will continue to serve as CEO, while co-founder Kai Gong will serve as Executive Chairman.

Brad and I will continue to be involved in the company through the Board of Directors. I will serve as a Director while Brad will join as an Observer to the Board.

6	Now it’s my great pleasure to introduce TJ Jiang

TJ went to Cornell and NYU, where he earned a PhD in Data Mining.

He then worked at Bell Labs and on Wall Street as a software engineer building trading systems before co-founding AvePoint

TJ and his team have built a wonderful corporate culture:

	-	the leadership team has worked together for many years

	-	They understand the value of money—even though TJ travels throughout the United States, Asia and Europe constantly, he continues to fly coach—and that’s our kind of CEO.

Now I’d like to introduce my friend, the CEO and cofounder of AvePoint, an entrepreneur, an engineer, and a world-class leader, TJ Jiang
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AvePoint is the largest SaaS data management provider for Microsoft 365, where our Azure based SaaS solutions help organizations improve the security, compliance and productivity of their digital collaboration.

AvePoint today is a true global organization with well over 1,300 employees across 14 countries and 5 continents.

Microsoft 365 is the largest enterprise cloud platform on the planet, servicing approximately 250 million users.

Over the last 19 years, AvePoint has developed a tremendous relationship with Microsoft, where amongst hundreds of thousands of Microsoft Partners, AvePoint is one of very few that has been awarded Global Microsoft Partner of the Year award 5 separate times.

In 2020, AvePoint will achieve approximately $148m in revenue, which represents a 2nd year of nearly 30% growth in ARR and 26% YoY growth in revenue. We also have a 14% EBIT margin with zero debt, demonstrating our history of disciplined growth that has made us a SaaS solution provider experiencing both high revenue growth and free positive cash flow. AvePoint has achieved all of this with approximately $60m of primary capital.

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A big part of AvePoint’s growth and exciting future is knowing that all organizations need help in managing their data.

Today’s enterprises generate data at an exponential rate, the amount of data is growing fast.

In addition, the complexity of legacy, on-prem solutions that enterprises need to properly transition to cloud presents new challenges for organizations some of these include:

How to protect and backup vast amounts of data,

How to enable the right controls to understand who can access or delete the data and also how to receive alerts and audit reports on

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The Covid-19 pandemic only accelerates this massive digital transformation movement.

Microsoft CEO Satya Nadella is famously quoted on his observation of how enterprises are compressing digital transformation roadmaps from two years down to 2 months.

We have seen this as well and from industry surveys of enterprise CIOs, a post COVID world will continue to rely heavily on remote work and digital collaboration.

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So what does AvePoint do?

We bridge the gap between what Microsoft Cloud offers and what the enterprise requires.

We do this through data transformation from legacy enterprise content management platforms to the Microsoft cloud,

And once the data is in cloud, proper data and information management as well as governance and compliance to ensure the right individuals are accessing the right data at the right time.

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The business benefits we provide our customers can be categorized in three main areas data transformation, governance and compliance.

Some examples include:

In data transformation, our solutions help with information life cycle management as well as providing automation for end user services.

For data governance, we are helping our customers with content and collaboration security. We also provide information asset management capabilities and controls for internal and external sharing of documents

Lastly, for data compliance, we have a comprehensive offering covering data retention policies, file analysis and data classification, and records management capabilities.

13	Simply put, the AvePoint advantage is that we help customers maximize their ROI in the Microsoft cloud. We help enterprises solve the last mile problem and make Microsoft cloud work for them, in a scalable and automated way, via our continuously improving multi-tenant SaaS offering.
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AvePoint’s total addressable market (TAM) is truly vast.

You can see here that the TAM of security, Cloud integration, and data protection as a service combine make up 15.1bn

In the short term, covering slightly more than 10% of the current Microsoft 365 active user our current product portfolio will help propel AvePoint to become a $1B annual revenue company.

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With 19 years of deep enterprise customer engagement history, AvePoint truly has a diverse set of blude chip customer base across industries and geographies, and no singular customer represent significant percent of our revenue.

16	Moving forward, AvePoint is looking to significantly speed up our growth profile with our first mover and technology advantages in the Microsoft cloud space.

	●	We will look to improve our dollar retention, already at 106%, to match that of SaaS industry best benchmarks within the next few years.

	●	We will increase our small and medium business segment investment in digital marketing spend, and channel partner expansion to dial up our triple digit growth.

	●	We will deepen our enterprise segment by expanding the team to ensure we achieve our stated 30% YoY revenue growth projections into 2022 and beyond.

	●	Lastly, we will continue to strengthen our product portfolio by building industry focused solutions.

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18	-	With the SaaS transition, we have built a powerful financial model with significant acceleration in ARR growth from 18% to almost 30% in the past 6 quarters. We already saw this accelerating growth in ARR over the last year and a half, even before the impacts of Covid.

	-	As of today, over 70% of our revenue is recurring, and that will grow to over 85% in two year’s time, as our subscription business continues to scale rapidly. More importantly, we are successfully navigating our business shift to a recurring model while expecting a 30%+ compound annual revenue growth between 2020 and 2022, primarily driven by recurring revenue growth of 38%.

19	-	In the coming year, we plan to increase our investments in sales and marketing to take advantage of our efficient go-to-market motion

	-	As a result, we expect a modest impact to our operating margin next year, and then we will see some acceleration in revenue growth as our salespeople and channel partners become increasingly productive.

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Thank you, Sophia and TJ for presenting the AvePoint story, which represents a compelling opportunity for public market investors.

The total equity value of the company is priced at approximately $2 billion, which translates to a 2021 projected revenue multiple of 9x and a 2022 projected revenue multiple of 6.8x.

The transaction will be funded by a combination of approximately $352 million of cash in trust and a committed PIPE of $140 million from a group of highly respected institutional investors

This transaction will strengthen AvePoint’s balance sheet with over $250m in cash, which will enable the company to aggressively invest in and accelerate growth.

The transaction provides members of the senior leadership team, all of whom have been at the company for more than 10 years, a modest amount of liquidity.

The pro forma cap table will feature ownership percentages of 72% for existing AvePoint shareholders, 21% for the Apex shareholders and Sponsor, and 7% for PIPE investors

We expect the transaction to close in the first quarter of 2021.

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We believe that this transaction is priced at a compelling valuation.

At  9x times projected 2021 revenue, AvePoint’s valuation is at a considerable discount to the 14.1x multiple for other growth infrastructure companies such as Dynatrace and Alteryx and 20.2x for other comparably growing SaaS companies

As shown in the left column, AvePoint’s projected revenue growth and profitability compares favorably to these very high-quality company valuation peers

An additional relevant comparable company is Jamf, whose position in the Apple ecosphere is analogous to AvePoint’s in the Microsoft cloud environment which has a much larger market size.

AvePoint, which is growing 30% compared to Jamf’s 20%, is attractively priced at a revenue multiple to growth ratio of .28 compared to .60 for Jamf.

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This final slide, which presents the Funnel of Elite Software Company metrics, represents why Brad Koenig and I are delighted to partner with TJ and AvePoint.

Out of 212 public software companies listed on NASDAQ and the NYSE, only five have achieved the same combination of scale, high growth and profitability that AvePoint has accomplished.

As you can see, this is quite an exclusive club.

AvePoint is a leader in a massive and rapidly growing market, has a long history of excellent execution, has many opportunities to gain market share and accelerate growth and is led by an accomplished, experienced, highly capable and motivated CEO and management team. Thank you.